Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2015

1.   Organization

Business

Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and claims exemption from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts of cash on hand and amounts due within 90 days from banks or with the Company's clearing broker.

Fixed Assets

Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

Securities

Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of each month and consist primarily of corporate common and preferred stocks which are classified as trading securities and reported at fair value.

Short Sales

The Company may sell a security it does not own as part of its trading activity. The Company in "selling short", sells borrowed securities that must at some date be repurchased and returned to the lender. The short sales are secured by the long portfolio and available cash. The Company is obligated to pay the prime broker interest based on the value of the securities sold short and any dividends declared on securities sold short.

Distributions to Parent Company

The Company declares distributions to the Parent Company no less than annually.

Income Taxes

The Company is disregarded as an entity separate from its owner, Dowling & Partners Holdings, LLC, for tax reporting purposes. As a result, Dowling & Partners Holdings, LLC is responsible for reporting the Company's net income and gains or losses and, accordingly, there is no provision for federal or state income taxes reflected in these financial statements.

3. Securities Owned

Securities owned consist of the following as of December 31:

Common stock	$	6,808,091
Mutual Funds		1,542,792
	$	8,350,883

4. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures ("ASC 820")* the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These other valuation techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Some derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the years ended December 31, 2015, the Company did not have any financial instruments that were fair valued using present value or other valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying fair value of the securities.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2015 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 8,350,883	$ -	$ -

During the year ended December 31, 2015 there were no transfers to or from Level 3 or between Level 1 and Level 2 securities. As of December 31, 2015, Level 1 securities included common stocks and mutual funds.

The Company has no financial instruments carried at fair value on a nonrecurring basis.

5. Fixed Assets

Fixed assets consist of the following at December 31:

Equipment	$ 868,861
Furniture and fixtures	509,149
Leasehold improvements	28,056
	1,406,065
Accumulated depreciation	(1,389,116)
Total fixed assets	$ 16,949

6. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2015, uninsured cash and cash equivalent balances aggregated $11,143,110.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least

$250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to this right.

7.   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31, 2015, the Company had net capital for regulatory purposes of $11,570,916 and a minimum net capital requirement of $495,391. The ratio of aggregate indebtedness to net capital was .64 to 1 at December 31, 2015.

8.   Exemption from Rule 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(ii).

9.   Related Party Transactions

The Company currently leases office space under cancellable leases from an entity owned by certain of the Parent Company's members.

10.   Commitments & Contingencies

Lease Commitments
The Company leases certain of its offices under cancellable operating leases. Rent expense under these leases was approximately $345,000 for the year ended December 31, 2015.

Contingencies
The Company, in its capacity as a broker-dealer, may be subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management does not expect these or other matters to have an effect on the Company's results of operations or financial position.

11.   Subsequent Events

As of February 23, 2016, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2015, which requires recognition or disclosure in the financial statements.